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Exhibit 4.1

AMENDMENT TO RIGHTS AGREEMENT

        AMENDMENT TO RIGHTS AGREEMENT, dated as of March 19, 2002 (this "Amendment"), by and between Collateral Therapeutics, Inc., a Delaware corporation (the "Company"), and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent"). Capitalized terms used in this Amendment without definition shall have the respective meanings given to them in the Rights Agreement, dated as of September 19, 2001 (the "Rights Agreement"), by and between the Company and the Rights Agent.

        WHEREAS, the Company and the Rights Agent have entered into the Rights Agreement;

        WHEREAS, pursuant to Section 27 of the Rights Agreement the Company has the power to amend the Rights Agreement;

        WHEREAS, in connection with the execution of the Agreement and Plan of Merger, dated as of the date of this Amendment, by and among Schering AG, a stock corporation organized under the laws of the Federal Republic of Germany (the "Parent"), European Acquisition Company, a Delaware corporation and a wholly owned subsidiary of Parent (the "Sub"), and the Company, the board of directors of the Company has approved and adopted this Amendment rendering the Rights Agreement inapplicable to the Merger Agreement (as defined below), the Stockholders Agreement (as defined below) and the transactions contemplated by the Merger Agreement and the Stockholders Agreement.

        NOW THEREFORE, in consideration of the foregoing, the parties hereto, intending to be legally bound, hereby agree as follows:

        Section 1.    Amendment of Section 1 of the Rights Agreement.    The definition of "Acquiring Person" in Section 1 of the Rights Agreement is hereby amended by inserting the following clause (ii) and renumbering clauses (ii) and (iii) to clauses (iii) and (iv), respectively:

        (ii)  the acquisition of Beneficial Ownership of shares of Common Stock of the Company by Schering AG, a stock corporation organized under the laws of the Federal Republic of Germany (the "Parent"), or European Acquisition Company, a Delaware corporation and a wholly owned subsidiary of Schering ("Sub") by virtue of execution and delivery of, or the consummation of the transactions contemplated by, the (A) Agreement and Plan of Merger, dated as of March 19, 2002 (the "Merger Agreement"), by and among the Parent, Sub and the Company, or (B) the Stockholders Agreement, dated as of March 19, 2002 (the "Stockholders Agreement"), by and between the Parent and certain stockholders of the Company which was executed in connection with the execution and delivery of the Merger Agreement, shall not, whether alone or together with the Beneficial Ownership of shares of Common Stock of the Company prior to the date of the Merger Agreement by the Parent, its Affiliates or Associates, cause Parent, Sub or any of their Affiliates or Associates to become an "Acquiring Person" for any purpose of this Agreement.

        Section 2.    Amendment of Section 7 of the Rights Agreement.    Section 7 of the Rights Agreement is hereby amended by deleting paragraph (a) thereof in its entirety and inserting in lieu thereof the following:

        (a)  The registered holder of any Rights Certificate evidencing exercisable Rights may exercise the Rights evidenced thereby (except as otherwise provided in this Agreement) in whole or in part at any time after the Distribution Date upon surrender of the Rights Certificate, with the form of election to purchase and the related certification duly executed, to the Rights Agent at the office of the Rights Agent designated for such purpose, together with payment of the Purchase Price for each Rights being exercised (as such amount may be reduced (including to zero) pursuant to Section 11(a)(iii)) and an amount equal to any applicable transfer tax required to be paid by the holder of such Rights Certificate in accordance with Section 9 in cash, or by certified check, wire transfer or bank draft payable to the order of the Company, at or prior to the earliest of (i) the Close of Business on the tenth anniversary hereof (the "Final Expiration Date"), (ii) the time at which the Rights are redeemed as provided in Section 23 (the "Redemption Date"), (iii) the time at which the Rights are exchanged as provided in Section 24 and (iv) immediately prior to the Effective Time (as defined in the Merger Agreement) (the earliest of (i), (ii), (iii) and (iv) being the "Expiration Date").

        Section 3.    Amendment of Section 29 of the Rights Agreement.    Section 29 of the Rights Agreement is amended by adding the following clause (c):

        (c)  For the avoidance of doubt, the board of directors of the Company has determined that no Distribution Date, Share Acquisition Date or Triggering Event shall occur solely by virtue of the execution or delivery of the Merger Agreement or the Stockholders Agreement or the consummation of the transactions contemplated thereby.

        Section 4.    Miscellaneous; Section 27 Certification.

        (a)  Except as set forth in this Amendment, the Rights Agreement and the Rights remain in full force and effect and are unmodified. From and after the execution and delivery of this Amendment, all references in the Rights Agreement to "this Agreement" shall refer to the Rights Agreement as amended by this Amendment.

        (b)  If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated; provided, however, that notwithstanding anything in this Amendment to the contrary, if any such term, provision, covenant or restriction is held by such court or authority to be invalid, void or unenforceable and the board of directors of the Company determines in its good faith judgment that severing the invalid language from this Amendment would adversely affect the purpose or effect of this Amendment and the right of redemption set forth in Section 23 of the Rights Agreement shall have expired, such right shall be reinstated and shall not expire until the tenth Business Day following the date of such determination by the board of directors of the Company.

        (c)  This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to contracts to be made and performed entirely within such state, without regard to the choice-of-law or conflict-of-laws principles of any jurisdiction.

        (d)  This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

        (e)  Descriptive headings of the several sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Amendment.

        (f)    The undersigned officer of the Company, being an appropriate officer of the Company and authorized to do so by resolution of the board of directors of the Company dated as of March 19, 2002, hereby certifies to the Rights Agent that these amendments are in compliance with the terms of Section 27 of the Rights Agreement.

        IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

COLLATERAL THERAPEUTICS, INC.
By:	/s/ CHRISTOPHER J. REINHARD

Name:	Christopher J. Reinhard
Title:	President and Chief Operating Officer
AMERICAN STOCK TRANSFER & TRUST COMPANY
By:	/s/ HERBERT J. LEMMER

Name:	Herbert J. Lemmer
Title:	Vice President

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AMENDMENT TO RIGHTS AGREEMENT